UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6011 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press release 26 Mar 2009
99.2	Annual Information Form 2008
99.3	Audited Financial Statements 2008
99.4	Management Discussion & Analysis (Annual) 2008
99.5	52-109F1 Certification of CEO
99.6	52-109F1 Certification of CFO
99.7	Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information
99.8	Form 51-101F2 – Report on Reserves Data by Independent Qualified Reserves Evaluator
99.9	Form 51-101F3 – Report of Management and Directors on Oil and Gas Disclosure
99.10	Consent Letter of KPMG New Zealand
99.11	Consent Letters of Sproule International Ltd.
99.12	Technical Report relating to 51-101F2
99.13	Material contract – Amendment to USD Facility Agmt 25Jun08
99.14	Material contract – Extension to USD Facility Agmt 26Feb09
99.15	Material contract – Extension to USD Facility Agmt 4Mar09
99.16	Material contract – Extension to USD Facility Agmt 12Mar09

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: 26 March 2009	By:	/s/ T Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO and President